

January 23, 2015

Via E-mail
John C. Rickel
Chief Financial Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

>   **Re: Group 1 Automotive, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 3, 2014**
>   **Response dated December 23, 2014**
>   **File No. 1-13461**

Dear Mr. Rickel:

We have reviewed your response dated December 23, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8

20. SEGMENT INFORMATION, page F-39

1. We have read your response to comment 3 of our letter dated November 10, 2014. Please address the following:

    - There appears to be a large percentage of dealerships, each a component, that do not fall within 5% of the regional gross margin average. While you summarize many reasons for this disparity, it remains unclear how you concluded all your dealerships were economically similar such that aggregation of the dealerships into a single reporting unit within each region was appropriate. Please explain further.

- We note that you cite product mix as one of the factors that can drive disparities in the average gross margins of your dealerships. Please provide us with an analysis that summarizes the average regional gross margins for each of your product and service categories, including new vehicles, used vehicles, parts and services, and finance and insurance. Similar to your previous responses, provide us with the percentages of dealerships within each region that have product and service gross margins within various ranges of that average. To the extent there are discernable differences between individual dealership and average regional product and service category gross margins, please further demonstrate to us how you determined your dealerships have similar economic characteristics as required by ASC 350-20-35-35.

- We would like to better understand how you determined the nature of the products and services and the type or class of customer at all of your dealerships is similar. Based on your table on page 6, we note that your top ten brands, representing approximately 80% of your new vehicle sales, have average selling prices ranging from approximately $26,000 to $58,000. Accordingly, it appears a customer who purchases a new BMW, Lexus, or Mercedes-Benz, with average selling prices exceeding $47,000, could be different than one who purchases a new Toyota, Honda, or Nissan, with average selling prices between $25,000 and $28,000. Please also clarify for us your statement that many of your customers "routinely" purchase vehicles from dealerships with different price points and, if possible, provide evidence supporting this claim. Further, explain to us how price points or monthly total financing payments for customers differ between new and used vehicles across your product offerings.

- We note that you earn fees for arranging financing and for selling vehicle service and insurance contracts in connection with the retail purchase of a new or used vehicle. Please tell us if there is a discernable difference between brands, or groups of similar brands, in the percentage of customers who finance their vehicle purchases. Similarly, please tell us if there is a discernable difference between brands in attach rates for the service and insurance contracts you offer. If available, please provide us with the percentage of vehicle transactions, by brand, that is accompanied by service and/or insurance contracts. We would not object if you excluded such information for brands that do not materially contribute to your operations.

- Please also address how you considered the nature of differing regulatory environments in your reporting unit aggregation analysis. For example, explain to us how you evaluated items such as unionized labor costs and import taxes. Please be detailed in your response.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding this comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief